July 20, 2006

By facsimile to (626) 839-9118 and U.S. Mail

Mr. Kang Yi Hua
Chief Executive Officer and President
Ever-Glory International Group, Inc.
17870 Castleton Street, #335
City of Industry, CA 91748

Re:	Preliminary Information Statement on Schedule 14C
	Filed June 29, 2006
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2005
	Filed March 28, 2006
	File No. 0-28806

Dear Mr. Kang:

	We reviewed the filings and have the comments below. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Pre14C
General

1. Please provide all of the information required by Item 14 of
Schedule 14A, which includes:

* financial statements of Ever-Glory International Group, Inc. and Nanjing Catch-Luck Garments Co, Ltd.; and

* pro forma information reflecting the acquisition, including pro forma financial statements pursuant to Item 310(d) of Regulation
S-B.

	See Item 1 of Schedule 14C.

2. Besides financial information, we direct your attention to the other information required by paragraphs (b)(1) through (b)(7) and paragraph (c) of Item 14 of Schedule 14A which is required in the information statement under Item 1 of Schedule 14C. For example, please revise to include a summary term sheet as required by Item 14(b)(1) of Schedule 14A and information on past contacts, transactions, or negotiations as required by Item 14(b)(7) of
Schedule 14A. In addition, please provide a section clearly detailing the reasons for the acquisition and information regarding the background of the acquisition and acquisition negotiations.

3. Please provide the information about Catch-Luck and its business required by Item 14( c)(2) of Schedule 14A.

4. Disclosure states that the board conditioned completion of the transactions on approval by a majority of Ever-Glory`s disinterested shareholders or the consenting shareholders. Quantify:

* the number of shares of Ever-Glory`s outstanding common stock at the record date owned by the consenting shareholders; and

* the percentage of voting rights of Ever-Glory`s outstanding common stock at the record date represented by the consenting shareholders.

	See Item 1 of Schedule 14C and Item 6(a) of Schedule 14A.

5. Since it appears that you did not receive an appraisal or other outside valuation for the Catch-Luck assets, please disclose this and how you determined the amount of consideration.

Cover

6. Please disclose the amount and nature of consideration for the acquisition that each party will receive.
Purchase Price

7. Please provide an example of the number of shares that you will pay for the acquisition based upon a recent practicable fair market value per share. Please tell us whether or not you will register these shares under the Securities Act of 1933.

Reasons for the Acquisition

8. Quantify Catch-Luck`s "strong" gross revenues and net revenues during each of the periods presented in the financial statements.

9. Disclosure states that the immediate revenues to Ever-Glory resulting from Catch-Luck`s acquisition will enable Ever-Glory to expand its current business and other pending projects. Describe briefly Ever-Glory`s other pending projects.

Conditions to the Sale

10. Disclosure states that Ever-Glory will not complete the sale unless and until Ever-Glory has received the necessary regulatory approvals. Disclose the status of the necessary regulatory approvals. See Item 14(b)(5) of Schedule 14A.

Interest of Members of the Board of Directors and Management

11. Disclosure that none of the members of Ever-Glory`s board of directors or management has any interest EGLY HK or Catch-Luck appears inconsistent with disclosure that a majority of the members of Ever-Glory`s board of directors, including Mr. Kang, are shareholders, officers, or directors of EGLY HK. Please reconcile the disclosures.

Risk Factors

12. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The first risk factor states that Ever-Glory may require additional financing during the next 12 months to proceed with its anticipated business activities. Quantify the known or estimated capital expenditure and other commitments of Ever-Glory during the next 12 months.

* The sixth risk factor states that any decrease in the availability of Ever-Glory`s raw materials could impair its ability to meet its production requirements in a timely manner. Clarify whether Ever-Glory is dependent on one or more suppliers for its raw materials. If so, indicate whether Ever-Glory has any agreement with a supplier.
If Ever-Glory does have an agreement with a supplier, advise what consideration Ever-Glory has given to filing the agreement as an exhibit under Item 601(b)(10) of Regulation S-B.

* The ninth risk factor states that Ever-Glory`s cost to bring its new manufacturing facility into full production may exceed its expectations. Quantify the known or estimated costs of bringing Ever-Glory`s new manufacturing facility into full production.

* The ninth risk factor states that Ever-Glory has to update continually its manufacturing equipment and technology. Quantify the known or estimated costs of updating Ever-Glory`s manufacturing equipment and technology during the next 12 months.

* The tenth risk factor states that the success of Ever-Glory`s business depends on its ability to attract and retain qualified employees. If Ever-Glory is substantially dependent on one or more employees, identify the one or more employees.

* The twelfth risk factor states that Ever-Glory is implementing modifications and upgrades to its information technology systems.
Quantify the known or estimated costs of the modifications and upgrades.

* The seventeenth risk factor states that the market price for shares of Ever-Glory`s common stock may be volatile. Quantify the high and low bid price of Ever-Glory`s common stock during the past 52 week period.

13. Disclosure in the 10-KSB states that Ever-Glory`s board of directors does not have:

* a separate audit committee;

* a member that qualifies as an audit committee financial expert as defined in Item 401(e) of Regulation S-B; or

* a member that is independent as the term is used in Item
7(d)(3)(iv) of Schedule 14A.

Advise what consideration Ever-Glory has given to risk factor disclosure of its board`s composition. We note the eleventh risk factor relating to section 404 of the Sarbanes-Oxley Act.

14. Disclosure in the 10-KSB states that 100% of Ever-Glory`s assets were located in China during 2005 and 2004. Advise what consideration Ever-Glory has given to risk factor disclosure of the concentration of its assets in China.

15. It appears that Ever-Glory may be a penny stock issuer. If so, advise what consideration you have given to risk factor disclosure of
Ever-Glory`s status as a penny stock issuer.

Export Quotas; Possible Volatility of Stock Price

16. As drafted, these two discussions appear as part of the risk factors section and repeat much of the information contained in the eighth and seventeenth risk factors. Revise to present these two discussions in a section discrete from the risk factors section. Further, avoid repeating information in the section that is included in the risk factors section.

Additional Information

17. If Ever-Glory elects to incorporate by reference information into the information statement, we direct your attention to note D to
Schedule 14A.  As appropriate, please revise.

10-KSB

Sources of Liquidity, page 15

18. Disclosure states that Ever-Glory has a credit facility of $610,000. If a credit facility or other financial instrument requires Ever-Glory to satisfy specified financial ratios and tests, state in future filings what the limits of all material financial ratios and tests are. Also indicate whether Ever-Glory is in compliance with them.

Section 16(a) of the Exchange Act, page 20

19. Disclosure states that Messrs. Kang, Yan, Wei, Sun, and Li failed to file a Form 4 or Form 5 during the past fiscal year and that Ever-
Glory is working with them to correct this oversight. Tell us how Ever-Glory is working with them to correct the oversight and whether the oversight has been corrected.

March 31, 2006 10-QSB/A

Special Note Regarding Forward-Looking Statements

20. It appears that Ever-Glory may be a penny stock issuer. If so,
Ever-Glory is ineligible to rely on the safe harbor provision under section 21E of the Exchange Act or section 27A of the Securities
Act.
See section 21E(b)(1)(C) of the Exchange Act and section
27A(b)(1)(C)
of the Securities Act.  Remove in future filings the reference to section 21E of the Exchange Act and section 27A of the Securities Act. Alternatively, make clear that Ever-Glory is ineligible to rely on the safe harbor provision.

Risk Factors

21. We note the statement in the first paragraph that "Additional risk and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business." If you elect to include a discussion of risk factors, you are required to disclose all risks that you believe are material at this time. As appropriate, please delete the statement in future filings.

Item 3.  Controls and Procedures, page 21

22. We reviewed the revisions that you made in response to comment
2
of our June 9, 2006 letter. You continue to state that your chief executive officer and chief financial officer concluded that as of the end of the period covered by this report your disclosure controls and procedures are effective in timely alerting them to material information required to be included in your periodic SEC reports. As previously requested, please either state your conclusion while providing the complete definition of disclosure controls and procedures, or, alternatively, simply state that your disclosure controls and procedures are effective or not effective without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-
15(e).  Please ensure that your Form 10-QSB for the period ended
June
30, 2006 and subsequent 1934 Act filings contain the correct wording.


Closing

	File a revised Pre14C in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Ever-Glory and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Ever-Glory in which Ever-Glory acknowledges that:

* Ever-Glory is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* Ever-Glory may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Ever-Glory provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior
Counsel,
at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





   Jennifer R. Hardy

Legal Branch Chief



Mr. Kang Yi Hua
July 20, 2006
Page 7








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE